

June 2, 2011

Via Email
Archie C. Black
President and Chief Executive Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

> **Re:** **SPS Commerce, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2011**
> **File No. 333-174026**

Dear Mr. Black:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose on the cover page a concise description of the offering price of the securities, rather than a cross-reference to the Plan of Distribution section. See Instruction 2 to Item 501(b)(3) of Regulation S-K.

Incorporation of Certain Documents by Reference, page 10

2. Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year, including all filed Current Reports on Form 8-K. Refer to Item 12 of Form S-3. In this regard, we note that you have not incorporated by reference your Forms 8-K filed on May 18, 2011 and May 23, 2011.

Part II. Information Not required in the Prospectus

Item 17. Undertakings, page II-2

3.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Jan Woo at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via Email
        Jonathan R. Zimmerman
        Faegre & Benson LLP